US Congressional Committee calls on EPA Administrator to withdraw Pebble Project veto

February 22, 2017 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") announces that the US House Committee on Science, Space and Technology has called on the new Administrator of the US Environmental Protection Agency (“EPA”) to rescind the federal agency’s 2014 regulatory action under Section 404(c) of the Clean Water Act to pre-emptively veto Alaska’s Pebble Project.

A February 22, 2017 letter to EPA Administrator Scott Pruitt from Committee Chairman Lamar Smith states: “The Committee recommends that the incoming Administration rescind the EPA’s proposed determination to use Section 404(c) in a pre-emptive fashion for the Pebble Mine in Bristol Bay, Alaska. This simple action will allow a return to the long-established Clean Water Act permitting process and stop attempts by the EPA to improperly expand its authority. Moreover, it will create regulatory certainty for future development projects that will create jobs and contribute to the American economy.”

Since 2014, Northern Dynasty and its 100%-owned subsidiary Pebble Limited Partnership (“Pebble Partnership”) have advanced a multi-prong strategy – including litigation, Congressional outreach, independent investigations, among other initiatives – to encourage EPA to withdraw its unprecedented regulatory action against Pebble. The Congressional Science, Space and Technology Committee has held several Pebble-related hearings in recent years, finding that EPA actions concerning the mineral development project in southwest Alaska were based on “a questionable scientific assessment that relied on predetermined conclusions,” and that “EPA employees colluded with Pebble Mine opponents to stop the project.”

The US House Committee on Science, Space and Technology’s letter to EPA Administrator Pruitt can be read here.

Northern Dynasty President & CEO Ron Thiessen said the Committee’s letter provides even greater impetus for EPA Administrator Pruitt to take timely action to reverse what many see as one of the leading examples of EPA over-reach, and return the Pebble Project to normal course permitting and the rule of law.

“All we have ever asked is for the opportunity to propose a comprehensive development plan for the Pebble Project, and to have it fairly and objectively reviewed against the extremely rigorous environmental standards and permitting requirements enforced in Alaska and the United States. Today, we are one step closer to earning that opportunity.

“We thank the Committee and staff for its careful and consistent scrutiny of the troubling issues that have characterized the EPA’s treatment of the Pebble Project over the years, and its commitment to the well-established federal and state permitting process under the Clean Water Act and National Environmental Policy Act.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Canadian Media Contact:	US Media Contact:
Ian Hamilton	Dan Gagnier
DFH Public Affairs	Gagnier Communications
(416) 206-0118 x.222	(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance or the outcome of litigation. Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.